FICC Structured Flow Group Phone: +1 (203) 719 1515 Email: OL-SFX-US@ubs.com www.ubs.com	UBS Investment Bank 677 Washington Boulevard Stamford CT 06901 UBS Investment Bank is a business group of UBS AG
UBS V10 Currency Index with Volatility Cap
Monthly Performance Report – October 2010

●	Japan loosens policy and Fed expected to ease

●	“Currency War” fails to break out but market on watch

●	With its mixed carry position, the V10 Index registered an excess return of -0.75% at month-end.

Index Description
The UBS V10 Currency Index with Volatility Cap (“V10 Strategy”, “Index” or “V10”) is a proprietary index, developed and sponsored by UBS AG (the “Index Sponsor”) that measures the performance of a notional algorithmic trading strategy designed to identify and exploit trends in G10 foreign exchange forward rates. Index levels are published daily on Bloomberg (symbol: UBFSV10V).

The trading strategy identifies the 3 highest yielding G10 currencies and the 3 lowest yielding G10 currencies and notionally goes long or short, using foreign exchange forward contracts with tenors up to six months. In lower volatility environments, this trading strategy goes long the highest yielding G10 currencies and short the lowest yielding G10 currencies, which is commonly referred to as the Carry Trade. In higher volatility environments, the strategy reverses this Carry Trade, commonly referred to as a Reverse Carry Trade. The selection of the currencies and the direction of the Carry Trade are rules-based and are determined on a daily basis.

Under normal market conditions, the Index allocates 100% to the trading strategy. However, if the trading strategy experiences historical volatility above a certain defined level, the Index will reduce its allocation to the trading strategy below 100%.

Performance Influencing Factors
October price action all but confirmed that a new round of quantitative easing is on its way from the Fed. The dollar weakened against most currencies but the declines were not as severe as in September as investors began to contemplate the exact structure of quantitative easing. The Fed itself probably doesn’t even have the answer given the complications of current economic conditions and potential market distortions. Nonetheless, there is a clear consensus that doing nothing will probably be more damaging, given concerns on the global economic recovery. As a result, the high-performing economies over the past year have seen some adjustment in their policy expectations, mostly to the downside, as central banks are unwilling to push for wider policy differentials that could exert further upward pressure on their currencies. The table opposite illustrates how the high and low yielding G10 currencies faired against the USD over the month.

Source: UBS Research

AUD	1.70%	The RBA showed no desire to follow policymakers elsewhere in talking down their currency, be it through verbal intervention or hints at further QE.
NZD	4.39%	New Zealand suffered from the double blow of poor quarterly GDP figures and the September 4 earthquake.
NOK	0.47%	Norges Bank kept rates on hold, citing the outlook for the world economy is still highly uncertain. It projects CPI to remain at around 1.5% until mid next year
CHF	0.03%
The market was not perturbed by the lack of action from the SNB and preferred the franc as a safety play. The SNB appears to be unconcerned at this stage; the prospect of a near term policy change is low.

JPY	3.88%	The BoJ cut their benchmark overnight call rate to a target range of 0~0.10% and increased asset purchases. JPY was the strongest performer against the dollar through the month
USD	N/A
Investors went all in on their bets for more Fed easing to the detriment of the dollar during October. Comments by Fed officials were the main drivers for the dollar rather than data releases as investors attempted to calibrate expectations for the scope of QE2.

* All performance against USD

V10 Index Behaviour
V10 registered a loss of 0.75% by month end. Meanwhile, S&P excess return for the month was 3.79%. The performance since inception on 06 May 2009 has been 3.46%.

Graph 1: V10 and S&P 500 performance in October 2010

Source: UBS Investment Bank. Note: For illustration purposes only;
SPXT excess return calculated by subtracting 3 month US Treasury Bill rate from the index return on a daily basis

Past performance is not an indication of future performance.

30 Sep – 31 Oct	High-yielding: AUD, NZD, NOK Low-yielding: CHF, JPY, USD

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FICC Structured Flow Group Phone: +1 (203) 719 1515 Email: OL-SFX-US@ubs.com www.ubs.com	UBS Investment Bank 677 Washington Boulevard Stamford CT 06901 UBS Investment Bank is a business group of UBS AG

Hypothetical and actual Index performance
The following table/graphs show the performance of the Index, the periods of Reverse Carry Trade, the 65 day historical volatility and the volatility filter from Jan 1, 2000 through Oct 31, 2010. Because the Index was only created on May 6, 2009, the Index Sponsor, who is also the issuer of structured products and securities linked to the Index (“Issuer”), has retrospectively calculated the hypothetical levels of the Index, the hypothetical periods of Reverse Carry Trade, the hypothetical 65-day historical volatility and the volatility filter levels on all dates prior to its inception based on actual historical interest rates and forward exchange rates and implied volatilities for the currencies in the Index. Although the Issuer believes that this retrospective calculation represents accurately and fairly how the Index would have performed from Jan 1, 2000 through May 6, 2009 the Index did not, in fact, exist during that period.

Certain assumptions were made in performing the retrospective calculation that may have affected the Index’s hypothetical performance for this period.

The historical level, the periods of Reverse Carry Trade, volatility of the Index and volatility filter levels should not be taken as an indication of future performance, and no assurance can be given as to the Index level on any given date.

	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec	Total
2000	1.5%	1.4%	0.6%	2.3%	2.2%	0.8%	1.3%	-0.9%	-2.8%	-2.2%	2.5%	1.6%	8.4%
2001	2.3%	0.4%	2.0%	0.5%	-0.6%	1.7%	0.6%	1.5%	4.6%	2.1%	2.3%	1.8%	20.6%
2002	1.5%	1.4%	2.6%	0.4%	4.3%	1.9%	2.9%	3.1%	1.2%	2.4%	2.1%	0.8%	27.5%
2003	3.4%	0.8%	-0.6%	3.5%	3.4%	1.1%	-0.9%	0.9%	0.1%	1.8%	1.5%	1.8%	18.0%
2004	0.3%	1.2%	2.7%	3.4%	6.4%	0.9%	2.1%	0.3%	2.6%	-1.5%	0.4%	0.7%	21.1%
2005	2.5%	1.3%	0.7%	1.1%	-0.3%	2.3%	-0.8%	-0.4%	2.6%	1.9%	1.4%	-2.3%	10.1%
2006	0.7%	0.3%	-3.3%	-2.4%	2.8%	1.5%	2.2%	3.4%	0.5%	1.6%	-1.6%	3.1%	8.8%
2007	1.0%	0.4%	1.5%	1.9%	2.0%	3.2%	-1.0%	3.2%	1.4%	-4.8%	3.9%	-4.3%	8.3%
2008	3.0%	-0.4%	1.6%	-1.7%	1.7%	-0.8%	-0.2%	-3.7%	3.6%	10.7%	3.3%	3.8%	22.1%
2009	2.8%	-5.4%	8.6%	1.4%	3.6%	3.1%	-0.5%	0.9%	2.3%	2.8%	-3.0%	3.0%	20.6%
2010	-0.2%	-1.1%	2.8%	2.9%	-5.4%	-8.9%	2.3%	-4.7%	7.0%	-0.8%			-6.9%
Notes: YTD percentage return for 2010, not annualized
Source: UBS Investment Bank

Index performance and 65 day actual volatility

Index performance and volatility filter

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FICC Structured Flow Group Phone: +1 (203) 719 1515 Email: OL-SFX-US@ubs.com www.ubs.com	UBS Investment Bank 677 Washington Boulevard Stamford CT 06901 UBS Investment Bank is a business group of UBS AG

Actual performance of products linked to the V10 Currency Index
The following table shows current V10-linked offerings and their respective performance in October 2010

Historical price levels are indicative. Past performance should not be taken as an indication of future performance, and no assurance can be given as to the performance of any product on any given day.

Products and their monthly performance
ISIN	Product Description	Trade Date	Expiry Date	Aug-10	Sep-10	Oct-10	Total Return1
US9026616022	Performance Securities, 115%	23-Dec-09	24-Dec-12	9.00	9.30	9.06	-9.4%
US9026616857	Performance Securities, 115%	04-Jan-10	03-Jan-13	8.85	8.88	8.85	-11.5%
US9026617012	Performance Securities, 115%	26-Jan-10	24-Jan-13	9.09	9.42	9.25	-7.5%
US9026617764	Performance Securities, 115%	23-Feb-10	25-Feb-13	9.22	9.63	9.38	-6.2%
US9026618184	Performance Securities, 110%	26-Mar-10	25-Mar-13	9.10	9.58	9.38	-6.2%
US9026618424	Performance Securities, 108%	27-Apr-10	25-Apr-13	8.81	9.34	9.19	-8.1%
US9026618838	Performance Securities, 109%	25-May-10	22-May-13	8.93	9.48	9.37	-6.3%
US9026691421	Performance Securities, 108%	25-Jun-10	25-Jun-13	9.79	10.42	10.24	-2.4%
1) Total return in the above table is calculated relative to the public issuance price, and is not annualized
Source: UBS Investment Bank. Price data taken from UBS internal systems

Disclaimer
This publication is issued by UBS AG or an affiliate thereof (“UBS”).

Product of a sales/trading desk and not the Research Dept. Opinions expressed may differ from those of other divisions of UBS, including Research. UBS may trade as principal in instruments identified herein and may accumulate/have accumulated a long/short position in instruments or derivatives thereof. UBS has policies designed to manage conflicts of interest. This distribution is not an official confirmation of terms and unless stated, is not a personal recommendation, offer or solicitation to buy or sell. Any prices or quotations contained herein are indicative only and not for valuation purposes. Communications may be monitored.

Statement of Risk
Options, structured derivative products and futures are not suitable for all investors, and trading in these instruments is considered risky and may be appropriate only for sophisticated investors. Past performance is not necessarily indicative of future results. Various theoretical explanations of the risks associated with these instruments have been published. Prior to buying or selling a structured product, and for the complete risks relating to such products, you may receive documentation describing an investment and the risk considerations associated therewith.

Products and services mentioned in this publication may not be available for residents of certain jurisdictions. Please consult the restrictions relating to the product or service in question for further information. Activities with respect to US securities are conducted through UBS Securities LLC, a US broker dealer and a member of the Securities Investor Protection Corporation (SIPC). (http://www.sipc.org/). An investment in any UBS issued security linked to the UBS V10 Currency Index with Volatility Cap involves risks and is subject to the creditworthiness of UBS. We urge you to read the more detailed explanation of risks described under “Risk Factors” in the prospectus supplement for the UBS V10 Currency Index with Volatility Cap. Any UBS security linked to the UBS V10 Currency Index with Volatility Cap will be sold only in conjunction with the relevant offering materials. UBS has filed a registration statement (including a prospectus, as supplemented by a prospectus supplement, related to the UBS V10 Currency Index with Volatility Cap) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest in any UBS security linked to the Index, you should read these documents and any other documents that UBS has filed with the SEC for more complete information about UBS and the offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you can request the prospectus and the applicable prospectus supplement by calling toll-free (+1-800-722 7270). In the US, securities underwriting, trading and brokerage activities and M&A advisor activities are provided by UBS Securities LLC, a registered broker/dealer that is a wholly owned subsidiary of UBS AG, a member of the New York Stock Exchange and other principal exchanges, and a member of SIPC. UBS Financial Services Inc. is a registered broker-dealer and affiliate of UBS Securities LLC. UBS specifically prohibits the unauthorized redistribution of this material and accepts no liability whatsoever for the unauthorized actions of third parties in this respect.

© UBS 2010. The key symbol and UBS are among the registered and unregistered trademarks of UBS. All rights reserved. UBS assumes sole responsibility for this marketing material, which has not been reviewed by Bloomberg. All other trademarks, registered trademarks, service marks and registered service marks are of their respective companies.

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